UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AIRVANA, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
00950v101
(CUSIP Number)
Peter C. Anastos
c/o Airvana, Inc.
19 Alpha Road
Chelmsford, Massachusetts 01824
(978) 250-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00950V101	13D

1	NAME OF REPORTING PERSONS SPARTA GROUP MA LLC SERIES 5 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 27-1035770

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	00950V101	13D

1	NAME OF REPORTING PERSONS GURURAJ DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mr. Deshpande is a citizen of the United States of America.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	00950V101	13D

1	NAME OF REPORTING PERSONS JAISHREE DESHPANDE I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mrs. Deshpande is a citizen of the United States of America.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Introductory Statement
     This Amendment No. 1 on Schedule 13D (the “Amendment”) is the final amendment being filed by Sparta Group MA LLC Series 5, a separate series of Sparta Group MA LLC, a Delaware limited liability company, Gururaj Deshpande and Jaishree Deshpande (collectively, the “Reporting Persons”), to amend and supplement certain portions of the Schedule 13D filed on January 14, 2010 with the Securities and Exchange Commission relating to the common stock, par value $0.001 per share (the “Shares”), of Airvana, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.
Item 4. Purpose of Transaction
     The disclosure in Item 4 is hereby amended and supplemented by adding the following after the last paragraph thereof:
     On April 9, 2010, pursuant to the terms of the Agreement and Plan of Merger, dated as of December 17, 2009 (the “Merger Agreement”), by and among 72 Mobile Holdings, LLC, a Delaware limited liability company (“Parent”), 72 Mobile Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. As a result, the Issuer no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and the Reporting Persons have ceased to own, whether directly or beneficially, any Shares of the Issuer.
Item 5. Interest in Securities of Issuer
     The last paragraph of Item 4 above is hereby incorporated by reference in its entirety into this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The last paragraph of Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 21, 2010

/s/ Servjeet S. Bhachu
Servjeet S. Bhachu, Attorney-in-Fact for Gururaj Deshpande, in his capacity as Manager of Sparta Group MA LLC Series 5

/s/ Servjeet S. Bhachu
Servjeet S. Bhachu, Attorney-in-Fact for Gururaj Deshpande

/s/ Servjeet S. Bhachu
Servjeet S. Bhachu, Attorney-in-Fact for Jaishree Deshpande